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[WORLD ACCESS LOGO]                                  Filed by World Access, Inc.
                                                     Commission File No. 0-29782
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14A-12
                                          of the Securities Exchange Act of 1934


                                                    Subject Company: TelDaFax AG


     WORLD ACCESS OFFERS TELDAFAX SHAREHOLDERS OPPORTUNITY TO RESCIND TENDER

           World Access Agrees To Provide Financing To TelDaFax If It
                           Retains Majority Ownership

         Atlanta, Georgia - February 27, 2001 - WORLD ACCESS, INC. (NASDAQ:
WAXS) announced today that it will give shareholders of TelDaFax AG (NEUER
MARKT: TFX) who tendered their shares to World Access in its December 9, 2000 tender offer an opportunity to rescind their tender in light of the information regarding fourth quarter results and financing that the Company released on February 15. The offer to rescind, which resulted from consultation with the Office of the Takeover Commission in Germany, will expire at 4:00 p.m. Frankfurt time, on March 16, 2001. TelDaFax shareholders who choose to rescind will not be allowed to re-tender at a later date. The Board of Management at TelDaFax supports World Access' tender offer for TelDaFax shares and recommends that the TelDaFax shareholders not exercise the right of rescission.

         World Access has taken measures to restructure existing debt obligations and provide additional sources of cash and future funding availability, so that, despite the recent deterioration in the Company's liquidity position, it is expected that sufficient funding will be available in order to finance operations, including the continued expansion of activities in Europe and, in particular, with TelDaFax for the next 12 to 18 months.

         The completion of the tender offer is conditioned on World Access holding at least 50.1% of the shares of TelDaFax (including the 33% of outstanding shares already owned by World Access prior to the tender) following the rescission period. However, World Access has committed to the management of TelDaFax that, upon confirming that World Access has retained 50.1% ownership in TelDaFax following the rescission period, World Access will provide funding to TelDaFax to enable it to undertake measures to expand its business and improve profitability.

         After the rescission period and assuming that World Access retains 50.1% ownership in TelDaFax, World Access anticipates completing the voluntary tender offer as soon as the shares of World Access common stock can be issued and listed on the Nasdaq Stock Market. World Access will be required to provide additional information to the Frankfurt Exchange before the listing of the Company's stock will be approved.

ABOUT WORLD ACCESS


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         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including Facilicom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, NETnet, with retail sales operations in 9 European countries, and WorldxChange, with over 750,000 retail accounts in the US and Europe. World Access, branding as NETnet, offers services throughout Europe, including long distance, internet access and mobile services. The Company provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

         THIS PRESS RELEASE MAY CONTAIN FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE RISKS INCLUDE: INABILITY TO OBTAIN ADEQUATE FINANCING OR FINANCING ON TERMS ACCEPTABLE OR FAVORABLE TO THE COMPANY; INABILITY TO RESTRUCTURE EXISTING DEBT OBLIGATIONS; POTENTIAL INABILITY TO IDENTIFY, COMPLETE AND INTEGRATE ACQUISITIONS; DIFFICULTIES IN EXPANDING INTO NEW BUSINESS ACTIVITIES; DELAYS IN NEW SERVICE OFFERINGS; THE POTENTIAL TERMINATION OF CERTAIN SERVICE AGREEMENTS OR THE INABILITY TO ENTER INTO ADDITIONAL SERVICE AGREEMENTS; AND OTHER RISKS DESCRIBED IN THE COMPANY'S SEC FILINGS, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AS AMENDED, THE COMPANY'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2000 AND JUNE 30, 2000, AS AMENDED, THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000, AND THE COMPANY'S REGISTRATION STATEMENTS ON FORMS S-3 (NO. 333-79097) AND S-4 (NO. 333-37750 AND 333-44864), AND THE COMPANY'S REPORT ON FORM 8-K DATED JANUARY 10, 2001, ALL OF WHICH ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE.

         WORLD ACCESS HAS FILED A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE TELDAFAX TRANSACTIONS WITH THE SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

         INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY WORLD ACCESS WILL BE AVAILABLE FREE OF CHARGE BY WRITING TO INVESTOR RELATIONS, WORLD ACCESS, INC., 945 E. PACES FERRY ROAD, SUITE 2200, ATLANTA, GA, 30326, OR BY TELEPHONE REQUEST TO 404-231-2025.

         THE PARTICIPANTS, AS DEFINED IN INSTRUCTION 3 TO ITEM 4 OF SCHEDULE 14(A) IN THE SOLICITATION OF PROXIES FROM THE WORLD ACCESS STOCKHOLDERS FOR THE APPROVAL OF THE TRANSACTIONS INCLUDE WORLD ACCESS AND WALTER J. BURMEISTER, KIRBY J. CAMPBELL, BRIAN CIPOLETTI, STEPHEN J. CLEARMAN, JOHN P. IMLAY, JR., MASSIMO PRELZ OLTRAMONTI, JOHN D. PHILLIPS, JOHN P. RIGAS, CARL E. SANDERS AND LAWRENCE C. TUCKER, EACH A DIRECTOR OF WORLD ACCESS. PLEASE SEE WORLD ACCESS' REGISTRATION STATEMENT ON FORM S-4 (NO. 333-44864) FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.


WORLD ACCESS CONTACT:      MICHELE WOLF
(404-231-2025)             V.P. OF INVESTOR RELATIONS
HTTP://WWW.WAXS.COM